UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Sample, Frank T.
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Date of Event Requiring Statement (Month/Day/Year)
   07/10/1997
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
6. If Amendment, Date of Original (Month/Day/Year)
   07/18/97
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
--------------------------------------------------------------------------------
---------------------
1)Title of Security                                          2)Amount of
3)  4)Nature of
                                                             Securities
D   Indirect
                                                             Beneficially
or  Beneficial
                                                             Owned
I   Ownership
--------------------------------------------------------------------------------
---------------------
Common Stock                                                 36,829.00 (1)
D   Direct
Common Stock                                                 4,099.00
I   By 401(k) Plan

Table II   Derivative Securitites Beneficially Owned
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of
4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying
sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security
exercise   Derivative  Beneficial

price of   Security    Ownership
                                Date      Expira-
Amount or  Deri-      Direct(D)
                                Exer-     tion
Number of  vative     or
                                cisable   Date      Title
Shares     Security   Indirect(I)
--------------------------------------------------------------------------------
----------------------------------------------------
Employee Stock Option (right to 07/10/97  01/23/02  Common Stock (4)
6,829.00   $5.7500    D           Direct
buy) (2)                        (3)
Employee Stock Option (right to 07/10/97  12/03/00  Common Stock (4)
49,380.00  $5.8200    D           Direct
buy) (2)                        (3)
Employee Stock Option (right to 07/10/97  02/03/04  Common Stock (4)
7,299.00   $6.5800    D           Direct
buy) (2)                        (3)
Employee Stock Option (right to 07/10/97  01/30/07  Common Stock (4)
21,899.00  $20.7200   D           Direct
buy) (2)                        (3)
Employee Stock Option (right to 07/10/97  01/27/05  Common Stock (4)
18,249.00  $23.1900   D           Direct
buy) (2)                        (3)
Employee Stock Option (right to 07/10/97  01/25/06  Common Stock (4)
10,949.00  $32.8800   D           Direct
buy) (2)                        (3)

Explanation of Responses:

(1)
Pursuant to the terms of the Merger Agreement, all PHAMIS Common Stock and options for PHAMIS Common Stock were converted into .73 shares of IDX Common stock or options for IDX Common Stock (the 'Conversion Ratio'). For example, the reporting person owned 50,000 shares of PHAMIS Common Stock prior to the Effective Time of the Merger. After the conversion, the reporting person now owns
36,500 shares of IDX Common Stock (50,000 x .73 = 36,500)
(2)
Prior to the Effective Time of the Merger, the reporting person was a shareholder and optionee of PHAMIS and all of the reporting person's PHAMIS Common Stock and options for PHAMIS Common Stock have been converted into IDX Common Stock and options for IDX
Common Stock.
(3)
Pursuant to the terms of the Agreement and Plan of Merger dated as of 3/25/97 (the 'Merger Agreement'), between PHAMIS, Inc.
('PHAMIS') and IDX Systems Corporation ('IDX'), all options became 100% vested and exercisable immediately prior the Merger. The
Effective Time of the Merger was July 10, 1997 and all options became exercisable as of that date.
(4)
Pursuant to the terms of the Merger Agreement, the purchase price per share of IDX Common Stock is determined by dividing the purchase price per share of PHAMIS Common Stock subject to the PHAMIS option by the Conversion Ratio. For example, the reporting person was granted options for PHAMIS stock on 01/25/96 at a purchase price of $24.00 ($24.00/.73 = $32.88)
-
The reporting person originally reported 330 shares purchased under a Section 423 Plan in July 1997; however, the conversion ratio was applied to the total shares rather than to each separate purchase causing the final conversion share amount to be incorrect.
Therefore, an error has occurred in the final converted share amount originally reported and there is a one share discrepancy. The correct number of converted shares should be 329 shares of IDX Common Stock. It is the intent of this amendment to modify all forms by this reporting person subsequent to July 18, 1997 which is the date of Form 3 filed by this reporting person.

SIGNATURE OF REPORTING PERSON
/S/ By: FRANK T. SAMPLE
    For: DIANE L. BROWN, ATTORNEY-IN-FACT
DATE January 9, 2001